CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release January 29, 2004 12:40

Summons to a general meeting of shareholders

The shareholders of UPM-Kymmene Corporation are hereby summoned to the company’s Annual General Meeting to be held on Wednesday, 24 March 2004 beginning at 1.30 pm in the Helsinki Fair Centre, Congress Wing Entrance, address Messuaukio 1, 00520 Helsinki. The names of the participants will be checked and the voting slips issued beginning at 12.30 pm.

The following matters will be dealt with at the meeting:

1.    Matters pertaining to the Annual General Meeting as stated in Article 11 of the company’s Articles of Association.

2.    The Board of Directors’ proposal that the Annual General Meeting decide on the buying back of the company’s own shares using its distributable funds on the following terms:

Own shares will be bought back for use as payment when the company acquires assets relating to its business operations, as consideration in any company acquisitions in the manner and to the extent decided by the Board of Directors, or otherwise for relinquishment or invalidation.

The number of shares to be bought back will be no fewer than 100 and no more than 26,178,900.

The shares will be purchased through public trading on the Helsinki Exchanges.

The shares will be purchased at the market price quoted in public trading at the time of purchase. The purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Exchanges and Finnish Central Securities Depository Ltd.

Purchase of the shares will reduce the company’s distributable shareholders’ equity.

As the maximum number of shares to be bought back represents less than 5% of the total number of the company’s shares and less than 5% of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the company.

Under the terms of the Companies Act, at 23 January 2004, insiders owned a total of 97,787,716 of the company’s 523,578,930 shares, which represents 18.68% of the company’s share capital. Insiders control 18.68% of the voting rights carried by the shares before the proposed buy-back of own shares. As the company intends to buy back its own shares through public trading on the Helsinki Exchanges without knowing the sellers of the shares, the proportion of the company’s share capital and voting rights controlled by insiders after the share buy-back cannot be determined.

3.    The Board of Directors’ proposal that the Annual General Meeting authorise the Board to decide on the disposal of the own shares bought back in accordance with the above decision on the following conditions:

The authorisation concerns a maximum of 26,178,900 own shares bought back by the company.

The Board of Directors will be authorised to decide to whom and in what order it will dispose of the said shares. The Board of Directors may decide to dispose of the shares otherwise than in proportion to the existing pre-emptive rights of shareholders to purchase the company’s shares.

The shares will be used as payment when the company acquires assets relating to its business operations and as consideration in any company acquisitions in the manner and to the extent decided by the Board of Directors.

The shares will be sold for at least the market price quoted for them in public trading on the Helsinki Exchanges at the moment of sale.

This authorisation will remain valid for one year from the date of the decision of the Annual General Meeting.

4.    Authorisation of the Board of Directors to decide on increasing the share capital by issuing new shares and/or convertible bonds.

The Board of Directors proposes that the General Meeting authorise the Board to decide, within one year following the Annual General Meeting, on increasing the share capital through one or several issuances of new shares and/or by one or several convertible bond issues. On the basis of such issues of new shares or convertible bond loans, the share capital is increased by the maximum of EUR 178,015,500 representing 104,715,000 new shares with a book value (equivalent value) of 1.70 euros per share.

The authorisation entitles the Board of Directors to deviate from the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to decide upon the subscription prices and the other terms of the subscription. The shareholders’ pre-emptive subscription rights can only be deviated from provided that the company has important economic grounds for doing so, including financing corporate acquisitions, and enabling restructurings or other development of the company’s business operations. The Board of Directors may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the insiders of the company.

When the share capital is increased through a share issuance, the Board of Directors will be entitled to decide that a share subscription payment may be made as a payment in kind or otherwise on specified terms.

Information

The financial statements of the company will be available for inspection by the shareholders as of Wednesday, 17 March 2004 at UPM-Kymmene Corporation’s Head Office (address below). Copies of these documents will be sent to the shareholders on request.

Right to attend the meeting

Shareholders wishing to attend the meeting must be registered in the list of the company’s shareholders maintained by Finnish Central Securities Depository Ltd. on Friday, 12 March 2004.

Shareholders whose shares have not been transferred to the book-entry securities system may also attend the meeting, provided that they were registered in Kymmene Corporation’s list of shareholders before 21 August 1992, or in Repola Ltd’s list of shareholders before 28 February 1994, or that they have notified the company of their share ownership and established their valid title and right to attend the meeting. In such cases the shareholders must present to the meeting their share certificates or proof of their whereabouts, or other evidence that the title to the shares has not been transferred to a book-entry account.

Shareholders wishing to attend the meeting must inform the company thereof no later than by 4 pm on Friday, 19 March 2004, in writing to UPM-Kymmene Corporation, Share Register, Eteläesplanadi 2, P.O. Box 380, FIN-00101 Helsinki, Finland, by telephone to numbers +358 (0)2041 50108 or +358 (0)2041 50109 from Monday to Friday between 8 am – 4 pm, by telefax to number +358 (0)2041 50333, or via the Internet at www.upm-kymmene.com. Written notifications must arrive before the deadline stated above. Possible proxies should be submitted in connection with the notifications of attendance.

Shareholders registered under nominees

Custodians of nominee accounts accept notifications of attendance from shareholders taken from the nominee register as well as information about the parties representing such shareholders at meetings. The custodians will forward the information regarding the nominee-registered shareholders to Finnish Central Securities Depository Ltd. for inclusion in the list of the company’s shareholders drawn up for the meeting.

Payment of dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.75 per share be paid for the financial year 2003. The dividend will be paid to shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. on 29 March 2004, which is the record date for the dividend payment. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on Monday, 5 April 2004.

In the case of shareholders permanently resident outside Finland, tax at source will be deducted from the dividend payment.

Helsinki, 29 January 2004

BOARD OF DIRECTORS

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations